________________________________________________________________________________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File No. 000-52639


                                CARLATERAL, INC.
                    _________________________________________
                    (Exact name of registrant in its charter)


            NEVADA                                               20-4158835
_______________________________                              ___________________
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                      P.O. Box 031-088, Shennan Zhong Road,
                        Shenzhen City, P.R. China 518031
           ___________________________________________________________
           (Address of principal executive office, including Zip Code)


                  Registrant's telephone number - (212)561-3604


         Securities registered under Section 12(g) of the Exchange Act:


                          COMMON STOCK, $.001 PAR VALUE
                          _____________________________
                              (Title of each class)


________________________________________________________________________________

The number of shares outstanding of each of the Company's classes of common stock, as of September 21, 2007 is 10,300,000 shares, all of one class, $.001 par value per share. Of this number, 3,300,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owing 5% or more of the Registrant's common stock, both of record and beneficially.
________________________________________________________________________________

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1


  We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 par value per share, at the close of business on
                               September 21, 2007.


           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

________________________________________________________________________________

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
            REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
________________________________________________________________________________

                                  INTRODUCTION

     This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Stock Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 10,300,000 of the issued and outstanding shares of common stock, par value $.001 per share, of Carlateral, Inc. (the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

     However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

     All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

                         CHANGE IN MAJORITY OF DIRECTORS

     On September 19, 2007, Max Time Enterprise Ltd. ("MTE") and Don Cameron (the "Seller") consummated MTE's purchase of shares of capital stock of the Company in accordance with the terms and conditions of that certain Stock Purchase Agreement, dated as of September 11, 2007, by and between MTE and the Seller (the "Purchase Agreement"). Under the terms of the Purchase Agreement, for and in consideration of $200,000, the Seller sold, and the MTE acquired, a total of 7,000,000 shares of the common stock, $.001 par value, of the Company, constituting 67.9% of the shares of the Company then issued and outstanding (the "Stock Transaction").

     As contemplated by the Stock Transaction, the Seller resigned from the Company's Board of Directors effective at the Effective Date (as defined below) and, prior to his resignation, elected the Purchaser to the Board of Directors in accordance with the Company's By-Laws. The Purchaser took office as director effective upon the closing of the Stock Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by the resignation of the Seller from the Board of Directors (the "Effective Date").


                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of May 31, 2007; (ii) each director and executive officer of the Company as of May 31, 2007; (iii) all officers and directors of the Company as a group as of May 31, 2007; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Stock Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.



     Name and Address           Shares of the Company's       Percentage        Shares of the         Percentage
  Of Beneficial Owner (1)                Stock               of Class (2)      Company's Stock       of Class (2)
                                Beneficially Owned Prior                      Beneficially Owned
                                to the Stock Transaction                       After the Stock
                                                                                 Transaction


Don Cameron (3)                        7,000,000                37.9%                 0                    0%
Max Time Enterprise Ltd.                   0                       0%             7,000,000             67.9%
Hui Ping Cheng (4) (5)                     0                       0%             7,000,000             67.9%
Executive Officers and
Directors as a Group (4)(5)
                                       7,000,000                67.9%             7,000,000             67.9%


                                       3





__________________

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2) The percentages listed in the "Percent of Class" column are based upon 10,300,000 issued and outstanding shares of Common Stock.

(3) Mr. Cameron resigned from the Board of Directors effective as of the Effective Date. The address for Mr. Cameron is 1720 30th Street, West Vancouver, BC V7V 2X3 Canada.

(4) Hui Ping Cheng is the indirect owner of 7,000,000 shares of the Company's common stock by reason of her control of Max Time Enterprise Ltd., a company in which she serves as President and owns a majority of its issued and outstanding shares of common stock.

(5) Hui Ping Cheng was elected to the Board, effective on the Effective Date. The address for Hui Ping Cheng is Shennan Zhong Road., PO Box 031-088, Shenzhen, China 518000.



     Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.


                        DIRECTORS AND EXECUTIVE OFFICERS

Management

     Hui Ping Cheng was elected a director of the Company and, at the Effective Date, the resignation of Don Cameron, current director of the Company, will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

         The Company's existing management consists of:


   Name                       Age                               Title
   ____                       ___                               _____

Don Cameron                    54                    CEO, President and Director


DON CAMERON -

     Mr. Cameron earned a Bachelor of Arts (Honors) in Economics (1975) and a Bachelor of Law (1979) from the University of British Columbia and was called to the Bar in British Columbia in 1980. Mr. Cameron attended an Executive Management course at Stanford University in 1997 and the Program on Negotiation at Harvard University in 1998.

     Prior to practicing law, Mr. Cameron worked on the Pierce Royal Commission on Forest Resources. Mr. Cameron practiced law with the law firm of Worrall Scott & Page as an associate (1981 - 1985) and as a partner from (1986 - 1993), specializing in corporate transactions. During this time Mr. Cameron developed expertise in acquisitions and divestitures, various forms of debt and equity financings, executive employment contracts, and litigation related thereto.

     Mr. Cameron left the practice of law to pursue entrepreneurial activities, moving to San Diego in 1993 and was the sole founder of Interactive Telesis Inc, a firm specializing in interactive voice response (IVR) services and the deployment of automated speech recognition (ASR) technologies. During Mr. Cameron's tenure with ITI he held the positions of Chairman, Chief Executive Officer and Director. Over a six year period, ITI grew to $5 million in revenue, and secured several Fortune 100 customers. Mr. Cameron created all product/service offerings, was directly responsible for raising all of the funding required to sustain ITI's growth, and recruited talented senior personnel at important stages in the development of the business.

     In  2002  Mr.  Cameron  was  the  sole  founder  and  CEO of  ConferTel,  a
Carlsbad-based teleconferencing provider. ConferTel has approximately 1,300 customers throughout the U.S. and Canada and has been profitable since late 2004. From December 2005 to present Mr. Cameron has been the founder and President of the Company.


     At the Effective Date, the Company's management shall consist of:


     Name                         Age                            Title
     ____                         ___                            _____

Hui Ping Cheng                     32                    President and Director


HUI PING CHENG -

     Hui Ping Cheng, the newly appointed director and President of the Company, previously served as a senior accountant and accounting department director at Shenzhen Yi Zhi Pharmaceutical Company Limited from September 1998 until April 2007, where she managed and oversaw the company's accounting department. Since April 2007, she has served as director and president of Max Time Enterprise Limited, which positions she continues to hold.

BOARD OF DIRECTORS: COMPENSATION AND MEETINGS

     All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

     All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that Claremont has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

COMMITTEES OF THE BOARD OF DIRECTORS

     Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

     No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.


                             EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS AND DIRECTORS


     The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 28, 2006 and 2007 paid to the Company's Chief Executive Officer ("CEO") and the Company's four most highly compensated executive officers, if any, (collectively, the "Named Executive Officers").



EXECUTIVE COMPENSATION IN LAST FISCAL YEAR
                                                                     Long Term Compensation
                                                               ___________________________________
                                  Annual Compensation                  Awards              Payouts
                             _____________________________     _______________________     _______
                                        Non-Cash               Restricted     Options/     LTIP        All
Name & Position     Year     Salary     Bonus        Other     Stock          SARs         Payouts     Other
_______________     ____     ______     ________     _____     __________     ________     _______     _____

Don Cameron         06/07      0           0           0           0             0            0          0
                    05/06      0           0           0           0             0            0          0



STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth stock options granted to the Named Executive Officers during the 06/07 and 05/06 fiscal years.



         Number of Options     % of Total Options                                     Grant
         Granted in Fiscal     Granted to Employees      Exercise      Expiration     Value $
Name     Years ended 05/06     in Fiscal Years ended     ($/Share)     Date
         And 06/07             06/06 and 06/07
______________________________________________________________________________________________

None


OPTION EXERCISES DURING AND STOCK OPTIONS HELD AT END OF 06/07 AND 05/06 FISCAL YEARS

     The following table indicates the total number and value of exercisable stock options held by the Named Executive Officers during the 06/07 and 05/06 fiscal years.

                                                       Value of Unexercised
                 Number of Unexercised                 In-The-Money Options
              Options at Fiscal Year End                At Fiscal Year End
Name         Exercisable     Unexercisable         Exercisable     Unexercisable
________________________________________________________________________________

None

     No director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to the Stock Transaction, MTE acquired 7,000,000 shares of the Company's common stock. After giving effect to the Stock Transaction, MTE is the owner of a total of 7,000,000 shares of the 10,300,000 shares of the Company's common stock issued and outstanding, constituting, in the aggregate, 67.9% of the issued and outstanding shares of the Company's common stock. After giving effect to the Stock Transaction, Hui Ping Cheng is an indirect owner of the 7,000,000 shares of the Company's common stock held by MTE by reason of her control of MTE, of which entity she is the sole owner, director and officer.

     On September 19, 2007, Ms. Cheng was appointed as a director and the President of the Company.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of Claremont's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, the Company believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.


                                            CARLATERAL, INC.



Dated: September 21, 2007                   By:  /s/ Hui Ping Cheng
                                                 __________________
                                            Name: Hui Ping Cheng
                                            Title: President






















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